Exhibit 99.2

KPMG LLP Audit 15 Canada Square London E14 SGL United Kingdom	Tel +44 (0) 20 7311 1000 Fax +44 (0) 20 7311 3311

Private & confidential

PureTech Health plc

8th Floor

20 Farringdon Street London

EC4A 4AB

Our ref AR-1762 Contact Bob Seale bob.seale@kpmg.co.uk

31 May 2023

Dear Sir/Madam,

Statement to PureTech Health plc (no. 09582467) on ceasing to hold office as auditors pursuant to section 519 of the Companies Act 2006

The reason connected with our ceasing to hold office is the holding of a competitive tender for the audit, in which we were unsuccessful in retaining the audit.

Yours faithfully,

KPMG LLP

Audit registration number: 9188307

Audit registration address:

15 Canada Square

Canary Wharf, London E14 5GL

KPMG LLP, a UK limited liability partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.	Registered in England No OC301540 Registered office: 15 Canada Square, London, E14 5GL For full details of our professional regulation please refer to ‘Regulatory information’ under ‘About’ at www.kpmg.com/uk
Reference - AR-1762 Document Classification – KPMG Highly Confidential